June 3, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pearlyne Paulemon / Ms. Isabel Rivera

Re:	La Rosa Holdings Corp.
Registration Statement on Form S-1 Filed February 14, 2025
File No. 333-284962

Dear Ms. Paulemon and Ms. Rivera:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) contained in its letter as of February 27, 2025 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form S-1 (the “Form S-1/A” or “Registration Statement”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1 filed February 14, 2025

General

1. We note the substantial portion of shares being registered for resale and the short period of time since the shares were sold to your selling stockholder. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize this offering as a secondary offering under Securities Act Rule 415(a)(1)(i), as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which the selling stockholder is acting as underwriter selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling stockholder is not acting as an underwriter or otherwise as a conduit for the Company and that the resale of the shares of the Company’s common stock to be registered by the Registration Statement (the “Shares”) is not an indirect primary offering being conducted by or on behalf of the Company.

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Background

On February 4, 2025 (the “Closing Date”), the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor, JAK Opportunities XI LLC, (the “Selling Stockholder”) for a private placement offering, or the Private Placement, of the following securities of the Company: (i) a Senior Secured Convertible Note in the original principal amount of $5,500,000 which matures on the two-year anniversary of the Closing Date (the “Initial Note”); and (ii) sixteen (16) warrants (“Incremental Warrants”), each to purchase additional Senior Secured Convertible Notes each in an original principal amount up to $2,500,000 at an exercise price of $2,256,250 (“Incremental Notes”; and together with the Initial Note, the “Notes”). The Company also granted the Selling Stockholder registration rights in the Shares issuable upon conversion of the Notes under a separate Registration Rights Agreement (the “Registration Rights Agreement”).

The conversion price of the Initial Note is $0.45494 per share of common stock; the Selling Stockholder may also convert at the “Alternate Conversion Rate”1 described in the Initial Note. The Selling Stockholder does not have the right to convert any portion of the Initial Note to the extent that, after such conversion, the Selling Stockholder would beneficially own in excess of 4.99% of outstanding shares of common stock of the Company.

The Incremental Warrants and Initial Note were issued to the Seller Stockholder on the Closing Date.

As reported on Current Report on Form 8-K filed by the Company with the SEC on May 28, 2025, on May 23, 2025, the Company and the Selling Stockholder entered into that certain waiver agreement (the “Waiver”), dated May 23, 2025, pursuant to which the Selling Stockholder waived a provision of the Registration Rights Agreement to register for resale the shares of common stock issuable upon conversion of the Incremental Notes, in the Registration Statement until such time when the Incremental Notes are issued pursuant to the exercise or call of an Incremental Warrant. The Registration Statement was revised accordingly to include only Shares of common stock issuable upon conversion of the Initial Note.

Analysis

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued C&DI 612.09 providing as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

[1]	Under the Notes, alternate conversion rate is equal to the quotient of (x) 120% of the conversion amount divided by (y) the Alternate Conversion Price. For such purpose: (i) “Alternate Conversion Price” means that price which is the lower of (A) 95% of the lowest VWAP (as defined in the Notes) of the common stock during the seven (7) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, and (B) the Floor Price; and (ii) “Floor Price” means 20% of the Minimum Price (as defined in Nasdaq Rule 5653(d), as amended). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the common stock during such seven trading day period.

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Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How Long the Selling Stockholder Has Held the Shares.

Although the safe harbor provided by Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Commission has recognized that shorter holding periods do not negate investment intent. As described in C&DI Question 139.11, the Commission regularly permits issuers to register privately issued shares (or in the case of convertible securities, the convertible security itself) for resale promptly following, or even prior to, the closing of a private placement transaction:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

This interpretation indicates that the existence of registration rights and a short time between the issuance of the Initial Note and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. The Private Placement to the Selling Stockholder occurred prior to filing the Registration Statement, and the Selling Stockholder has borne the entire market risk of such securities since the Closing Date, including at the time of filing the Registration Statement.

We are not aware of any Staff guidance on Rule 415 addressing the appropriate length of time securities must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, we are not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Finally, the Selling Stockholder, an institutional investor, participated in the Private Placement with the knowledge that it might not be able to exit its positions at a profit. The Selling Stockholder made multiple representations and warranties to the Company in the Purchase Agreement acknowledging its understanding that the common stock issuable upon the conversion of the Notes had not been registered under the Securities Act on the Closing Date and that, absent such registration, could not be offered or sold to the public absent an exemption therefrom. The Selling Stockholder has presently been subject to the full investment risk associated with ownership of the Company’s common stock for over two months, and even if the Registration Statement was immediately declared effective it may be several months or longer before the Selling Stockholders could resell the Shares which the Company is seeking to register. Accordingly, the Selling Stockholder cannot fairly be compared to an “underwriter” under the Securities Act as true underwriters - by definition - do not take long term risk on an issuer’s securities.

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Factor 2: The Circumstances Under Which the Selling Stockholder Received Their Shares.

The Selling Stockholder acquired the Initial Note on the Closing Date pursuant to the Purchase Agreement in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) and/or Regulation D of the Securities Act. The Company is obligated to register the resale of the Shares pursuant to the terms of the Registration Rights Agreement, which provides the Selling Stockholder with registration rights customary in private placements of this nature.

Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In the Purchase Agreement, the Selling Stockholder made customary investment and private placement representations to the Company, including that (i) it is acquiring the Initial Note and Incremental Warrants as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Initial Note, Incremental Warrants, Incremental Notes (if issued), or the shares of common stock issuable upon exercise of the Notes (collectively, the “Securities”), (ii) as of the date of the Purchase Agreement it is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and agreed that the Securities will contain restrictive legends when issued, and that none of the Securities will be registered under the Securities Act, except as provided in the Purchase Agreement and Registration Rights Agreement.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholder has any plan to act in concert to effect a distribution of the Shares. The Selling Stockholder purchased the Initial Note and Incremental Warrants in an arm’s length transaction in circumstances that do not indicate that they would be an underwriter. The Company is not aware of the Selling Stockholder being a broker or a dealer under applicable securities laws. Moreover, except through one of the managing members of its general partner, who (as disclosed in the Registration Statement) is affiliated with Chardan Capital Markets, LLC, a broker-dealer registered as such under the Securities Exchange Act of 1934, as amended, the Company is not aware of the Selling Stockholder being affiliated with any broker-dealer.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholder has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholder has taken any actions to condition or prime the market for the potential resale of Shares.

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Factor 3: The Selling Stockholder’s Relationship to the Company.

The Company has confirmed to us that the Selling Stockholder does not have the power to control the Company or its affiliates. Notwithstanding its affiliation with Chardan Capital Markets, LLC as described above, to the Company’s knowledge at no time has the Selling Stockholder acted as a securities broker-dealer or representative thereof.

Prior to entering into the Purchase Agreement, the Company had no relationship with the Selling Stockholder. The Selling Stockholder was not provided with any control over the Company’s business pursuant to the Purchase Agreement (subject to the negotiated covenants set forth therein); neither the Selling Stockholder nor any of its affiliates is an affiliate of the Company; and the Selling Stockholder does not act as a financial adviser or fiduciary of the Company.

The registration rights granted to the Selling Stockholder under the Registration Rights Agreement are customary and are not indicative of any desire of the Selling Stockholder to sell or distribute the Shares on behalf of the Company, or at all. The Selling Stockholder negotiated for customary registration rights in the Private Placement for its own business reasons; those registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Purchase Agreement and Registration Rights Agreement, the Company would not be filing the Registration Statement.

The Selling Stockholder is not acting on the Company’s behalf with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholder that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether the Shares are ever resold at all under the Registration Statement.

Finally, the Company will not receive any of the proceeds from any resale of Shares by the Selling Stockholder under the Registration Statement.

Factor 4: The Amount of Shares Involved.

The Company is seeking to register 88,059,094 shares of common stock. While the number of shares being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all circumstances, a purported secondary offering is instead an indirect primary offering. In addition, C&DI 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

We also submit that emphasis solely on the number of shares being registered in relation to the outstanding shares or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling stockholder is acting as a conduit for the issuer to effect a primary offering.

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Factor 5: Whether the Selling Stockholder is in the Business of Underwriting Securities.

Based on the information supplied to the Company by the Selling Stockholder, the Company is not aware of the Selling Stockholder being a broker dealer or being affiliated with a broker-dealer, except through one of the managing members of its general partner, who is affiliated with Chardan Capital Markets, LLC, a broker-dealer (as disclosed in the Registration Statement).

To the Company’s knowledge, the Selling Stockholder is not, nor has it ever been, in the business of underwriting securities. Accordingly, we believe that none of the features commonly associated with a person’s acting as an underwriter are present.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Stockholder is Acting as a Conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Selling Stockholder is acting on its own behalf, and is motivated by its own self-interests, and is not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by the Selling Stockholder, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, the Company can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Shares.

2. Please provide us with your legal analysis regarding why the 36,940,906 shares underlying the convertible notes which are issuable upon the exercise of the 16 warrants issued in the private placement are eligible to be registered at this time. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 139.11.

The Company respectfully advises the Staff that as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on May 28, 2025, the Company and the Selling Stockholder have agreed that the shares underlying the convertible notes issuable upon the exercise of Incremental Notes shall be registered after the exercise of Incremental Warrants and issuance of Incremental Notes. For this reason, 36,940,906 shares underlying the Incremental Notes were removed from the Registration Statement.

Information We Incorporate by Reference, page 28

3. We note that you incorporate by reference into your registration statement. Since you have not yet filed your Form 10-K for the year ended December 31, 2024, you are not eligible to incorporate by reference. Please amend your registration statement to either remove the incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024 and update this section accordingly. Refer to General Instruction VII.C to Form S-1.

The Company has filed its Annual Report on Form 10-K for the year ended December 31, 2024 on April 15, 2025, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 on May 29, 2025. Therefore, currently it is eligible to incorporate by reference into Form S-1/A.

We trust that the above is responsive to your comments.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross D. Carmel
Ross D. Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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